

Mail Stop 3030

April 13, 2009

Michael R. Rodriguez
Senior Vice President, Finance and Chief Financial Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

> **Re:     Endocare, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 10, 2009**
> **File No. 333-156921**

Ladies and Gentlemen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.     We note that your Board is in the process of evaluating a written proposal by HealthTronics to purchase all of Endocare's common stock for $1.25 a share in cash or stock at the election of your shareholders. We also note that, despite the Endocare Board's ongoing evaluation process, it unanimously recommends that shareholders vote for this merger transaction. Expand the cover page and elsewhere throughout the filing where you describe the Board recommendation to prominently disclose the existence of the HealthTronics offer and the Board's ongoing evaluation process.

Questions and Answers about the Special Meetings…, page ii

2.      Include a Q&A to describe the material terms of the competing HealthTronics offer and to explain why the Board is soliciting shareholders now and recommending Endocare stockholders vote for the merger transaction before it actually completes its evaluation of the competing offer.  Also, disclose your current business relationship with HealthTronics and the extent to which your business may be negatively impacted if you lose this customer.  Even though the Board's evaluation is not complete, there should be a thorough discussion of what factors the Board considered and why the Board continues to believe the merger is in the best interests of Endocare shareholders in light of the $1.25 cash or stock offer.  Either here or in the summary, provide shareholders with a clear explanation of why they should approve the merger and maintain a minority interest rather than being given an opportunity to elect $1.25 per share in cash or stock in the competing bid.

Our Reasons for the Merger…, page 2

3.      Disclose the information regarding the HealthTronics offer under a separate descriptive caption in the summary.

Interests of Endocare's Directors and Executive Officers, page 6

4.      Expand to describe and quantify the benefits to be derived in connection with these interests.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3800 if you have any other questions.

Sincerely,


Peggy Fisher
Assistant Dircetor

cc: Michelle A. Hodges (by facsimile)